Fidelity Colchester Street Trust issued new classes of shares as shown in the following table.

Fund Name	New Class of Shares	Commencement of Operations
Treasury Portfolio	Class IV	December 12, 2007
Treasury Only Portfolio	Class IV	December 12, 2007
Prime Money Market Portfolio	Class IV	December 12, 2007
Prime Money Market Portfolio	Institutional Class	December 12, 2007
Money Market Portfolio	Institutional Class	December 12, 2007